

August 9, 2019

Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
Navios Maritime Partners, L.P.
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re: Navios Maritime Acquisition Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Response dated July 22, 2019 and File No. 001-34104**
> **Navios Maritime Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Response dated July 22, 2019 and File No. 001-33811**
> **Navios Maritime Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Response dated July 22, 2019 and File No. 001-33311**

Dear Ms. Frangou:

We have reviewed your July 22, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2019 letter.

Navios Holdings - Form 20-F for the Fiscal Year Ended December 31, 2018

Item 3. Key Information
D. Risk Factors
Risk Relating to Argentina, page 45

1.   We have reviewed your response to our prior comment 3 concerning Navios Holdings. In future filings, please expand your Risk Factors section to disclose that Argentina was determined to be a highly inflationary economy as of June 30, 2018, the economic factors resulting in the Argentine economy being highly inflationary, and the relevant portions of your response as to why there was no material impact on your operations or the need for remeasurement of the financial statements of the Argentinian subsidiary, including the fact that the functional currency of the Argentinian subsidiary is the U.S. dollar and its day-to-day operations are dependent on the economic environment of the parent company's U.S. dollar currency.

     You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Melissa Raminpour at (202) 551-3379 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure